DIRECT DIAL 212-735-3406 DIRECT FAX 917-777-3406 EMAIL ADDRESS mkh@SKADDEN.COM	Skadden, Arps, Slate, Meagher & Flom llp FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com June 9, 2010

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Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-1004 Attention: John Ganley

Re:	BlackRock Build America Bond Trust —
Initial Registration Statement on Form N-2

Dear Mr. Ganley:

Electronically transmitted herewith for filing on behalf of BlackRock Build America Bond Trust (the "Trust") is the Trust's initial registration statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended.

If you have any questions or comments or require any additional information in connection with the Trust or the Registration Statement please telephone me at (212) 735-3406.

Very truly yours,

/s/ Michael K. Hoffman
Michael K. Hoffman

Enclosures